SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
            --------------------------------------------------------
                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
              (Translation of Subject Company's name into English)

                           VERIZON COMMUNICATIONS INC.
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                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
                (each representing the right to receive 7 Class D
                   shares of common stock of Compania Anonima
                    Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204421101
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                      (CUSIP Number of Class of Securities)

                                 Marianne Drost
                      Senior Vice President, Deputy General
                         Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783
--------------------------------------------------------------------------------
  (Name, address and telephone numbers of person authorized to receive notices
                                       and
            communications on behalf of the persons filing statement)

                                   Copies to:

              Steven Zipperstein                            Raymond Gietz
Senior Vice President & Deputy General Counsel        Weil Gotshal & Manges LLP
            Verizon Services Corp.                        767 Fifth Avenue
         1095 Avenue of the Americas                  New York, New York, 10153
           New York, New York 10036                         (212) 310-8702
                (212) 395-1295

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Verizon Communications Inc. ("Verizon") with the SEC on October 10, 2001, as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), in respect of the subject company, Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company"), related to (a) the tender offer by the AES Comunicaciones de Venezuela. C.A., a company organized under the laws of Venezuela ("Purchaser") , which is jointly owned by The AES Corporation ("AES") and AES's 87% owned subsidiary, Corporacion EDC, C.A. ("CEDC"), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "U.S. Offer"), pursuant to which Purchaser makes an offer to purchase for $24.00 per American Depository Shares of the Company (each an "ADS" and, collectively, the "ADSs"), net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC (the "Venezuelan Offer" and, together with the U.S. Offer, the "Offers") to purchase 199,968,608 shares of common stock of the Company, par value Bs. 36.90182224915 per share (the "Shares"), validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by

         (a) adding the following text at the end of the third paragraph thereof:

                  "As disclosed in Exhibit (E)(2) to the Schedule 14D-9, 22 expatriate employees of Verizon or a Verizon affiliate are seconded to work at the Company, which means that although they are on a Verizon payroll, all their costs are reimbursed by the Company and their work is for the benefit of the Company. These 22 expatriate employees include Messrs. Roosen, Llatas and Yanes."

         and (b) adding the following text at the end thereof:

                  "Four employees of Verizon affiliates (including Messrs. Roosen and Llatas) serve on the Company's 9-person Board of Directors. The Purchaser has disclosed in its Offer to Purchase that it currently intends, as soon as practicable after consummation of the Offers, to seek majority representation on the Board of Directors of the Company. The Purchaser also disclosed in its Offer to Purchase that its designees to the Company's Board of Directors would be employees of AES or its subsidiaries (including CEDC). The Offer to Purchase further states that dependant on the number of individuals the Purchaser has the right to elect, the Purchaser believes that other members could include current members of the Company's Board of Directors and other individuals not affiliated with the Company.

                  As disclosed above in this Item 3 and on Exhibit (E)(2), Verizon affiliates are parties with the Company to the Services Agreement and similar agreements and arrangements. In consideration of providing the services made available to the Company under these arrangements, Verizon affiliates are paid and reimbursed costs. Amounts previously paid and reimbursed are set forth in Exhibit (E)(2). Although Verizon has not made any definitive determination to date, Verizon believes that it is likely that neither Verizon nor AES would favor the continuation of the broad services and other arrangements between Verizon and the Company following acquisition of control by AES. These agreements and arrangements generally are on economically beneficial terms to the Company, and have been made available to the Company by reason of Verizon's present interest in the Company. Also, AES has publicly criticized the management of the Company and has indicated its desire to change course. Verizon would, however, consider any proposals that AES might make to modify and/or induce Verizon to continue any aspect of the services and arrangements. Also, Verizon would continue to be a significant shareholder of the Company and would consider continuing for some period of time any aspect of the services and arrangements desired by AES if it were determined by Verizon to be in furtherance of its interests to do so. Verizon does not believe that any termination of these relationships following assumption of control of the Company by AES would be material to Verizon. See Item 4(b)."

ITEM 8.    ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

                  "Verizon has had and intends to continue to have discussions with Company representatives as to Verizon's views regarding possible terms of a dividend and share repurchase program and future dividend policy and intends to continue to urge that such views be adopted. In addition, Verizon employees that sit on the Company board participate as Company directors in the board's consideration of these matters.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  VERIZON COMMUNICATIONS INC.

                                  By:    /s/ Michael T. Masin
                                         ------------------------------------
                                  Name:  Michael T. Masin
                                  Title: Vice Chairman and President

Dated:   October 17, 2001




















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